

July 27, 2011

Via Facsimile
Mr. Stanilav A Ploshchenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya, Street 1
Moscow, Russian Federation 125933

> **Re:** **Mechel OAO**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **Response Letter Dated June 30, 2011**
> **File No. 1-32328**

Dear Mr. Ploshchenko:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 270

1. We note your response to our comment number three. Please demonstrate to us how you determined that the effect of the adjustments you identified were not material to interim financial information you furnished during 2010.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(i) - Mining Assets and processing plant and equipment, page F-13

2.   We note your response to our prior comment number five. It remains unclear to us how you are accounting for the costs of identifying and upgrading mineral resources to reserve status, at properties that already possess mineral reserves. A literal reading of your disclosures and your response indicates you may be capitalizing the costs of identifying and upgrading additional mineral resources to reserves as development costs, once proven or probable reserves are established at a mineral property. Please further clarify your accounting for these costs to us and in your future disclosures. Please contact us if you wish to discuss.

3.   We note your response to our prior comment number seven. Please explain to us why you believe it is appropriate to amortize all underground mine development costs over the term of the license. Please explain how all your underground mine development structures (stopes, ramps, footwall laterals, etc.) have economic benefit over the full term of the license. It may be helpful to explain your mining methods and how you use various mine infrastructure over the remainder of the lease term, once reserves in a particular area have been extracted. In addition, please tell us the amount of capitalized mine development costs related to underground mines at each balance sheet date.

(n) - Long-lived assets impairment, including indefinite lived intangibles and goodwill, page F-15

4.   We note your response to our prior comment number 10. Please modify your disclosures in future filings to be consistent with the information you provided in your response.

Note 3 – Acquisitions, Investments and Disposals

(e) - The BCG Companies, page F-29

5.   We note your response to our prior comment number 12. Please modify your disclosure in future filings to include discussion related to the extent of your recognition of value beyond proven and probable reserves in business combinations involving mineral properties.

Note 10 – Property, Plant and Equipment, Net, page F-50

6.   We note your response to our prior comment number 13. Please further clarify your accounting for internal costs incurred related to repair and maintenance activity. It is unclear whether you are capitalizing or expensing such costs. In addition, your response states that internally developed assets at the construction in progress stage may include manufacturing overhead costs. Please further explain this policy and tell us in what situations you have capitalized manufacturing overhead costs as part of assets under construction.

Note 23 – Segmental Information, page F-81

7.   We note your response to our prior comment number 15. It is not clear to us what, if any, revenue information by product line, below your reportable segment level, you have. If you have such information, please provide it to us and better explain why you do not believe it may be useful to investors. If you do not have such information, please disclose that fact in future filings. In addition, although you disclose additions to goodwill, by reportable segment, during each period presented in note 3 it is not clear to us where you disclose the total amount of goodwill attributable to each reportable segment as of each balance sheet date as also required by ASC 350-20-50-1. Please advise or provide the required disclosures in future filings.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief